UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-5057

OFFICEMAX INCORPORATED

(as predecessor issuer to Mapleby Holdings Merger Corporation)

(Exact name of registrant as specified in its charter)

263 Shuman Blvd.

Naperville, Illinois 60563

(630) 438-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American & Foreign Power Company Inc. Debentures, 5% Series due 2030

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 91

Pursuant to the requirements of the Securities Exchange Act of 1934, OfficeMax Incorporated (as predecessor issuer to Mapleby Holdings Merger Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OFFICEMAX INCORPORATED
(as predecessor issuer to Mapleby Holdings Merger Corporation)

Date: December 6, 2013	By:	/s/ Matthew R. Broad
	Name:	Matthew R. Broad
	Title:	Executive Vice President and General Counsel